UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Unitil Corporation
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(Name of Issuer)

Common Stock
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(Title of Class of Securities)

913259 10 7
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(CUSIP Number)

Anita G. Zucker
c/o The Inter Tech Group, Inc.
4838 Jenkins Avenue
North Charleston, SC 29405
(843) 744-5174
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:
George S. King, Jr., Esq.
Haynsworth Sinkler Boyd, P.A.
Post Office Box 11889, Columbia, South Carolina 29211
(803) 779-3080

August 12, 2011
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this  Schedule  13D, and is filing this schedule because of Sections 240.13d-1(e),  240.13d-1(f) or 240.13d-1(g),  check the following box [ ].

The  remainder of this cover page shall be filled out  for a reporting  person's initial filing on this form with respect to the subject class of securities, and for  any  subsequent   amendment   containing   information  which  would  alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of 1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the Notes).

                                  SCHEDULE 13D

CUSIP NO.  913259 10 7

1. NAME OF REPORTING PERSON

    Anita G. Zucker
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                    (b) [ ]
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3. SEC USE ONLY

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4. SOURCE OF FUNDS

       00, PF
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5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e) [ ]
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6. CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7. SOLE VOTING POWER

          553,500
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     8. SHARED VOTING POWER

          0
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     9. SOLE DISPOSITIVE POWER

          553,500
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     10. SHARED DISPOSITIVE POWER

          0
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          553,500
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12.  CHECK IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN  SHARES (See
     Instructions ) [ ]
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
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14.  TYPE OF REPORTING PERSON (See Instructions) IN
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                                                                     PAGE 3 OF 8

Item 1.     Security and Issuer

     Common  stock,  no par value,  of Unitil Corporation, 6 Liberty Lane West, Hampton, New Hampshire 03842 (the "Issuer").

Item 2.     Identity and Background

     Anita G.  Zucker is a natural  person  whose  business  address  is c/o The InterTech Group,  Inc., 4838 Jenkins Avenue,  North  Charleston,  South Carolina 29405.  Mrs. Zucker's principal  occupation is as the Chairperson and Chief Executive Officer of The InterTech  Group,  Inc., 4838 Jenkins  Avenue,  North  Charleston, South Carolina 29405.  Mrs. Zucker has not, during the last five years, been convicted in a criminal proceeding  (excluding traffic violations or similar misdemeanors)or been a party to a civil  proceeding of a judicial or  administrative  body of competent  jurisdiction  as a  result  of  which  she was or is  subject  to any judgment,  decree or final order enjoining future  violations of, or prohibiting or mandating  activities subject to, state or federal securities laws or finding any violation with respect to such laws.  Mrs.  Zucker is a citizen of the State of South Carolina and the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration

     The shares of common stock as to which this filing  relates were  purchased by Mrs. Zucker individually, or by entities directly or indirectly owned or controlled by Mrs. Zucker, using her or its funds, respectively.  The  total  amount  paid  by Mrs.  Zucker and such entities was $13,837,287.

Item 4. Purpose of Transaction

     Mrs. Zucker and such entities acquired the shares for investment purposes. She will continue to review the performance of and prospects for this investment and her  investment  alternatives.   As  part  of  the  ongoing  review  of  her investments  in the  shares,  she may  explore  from time to time a variety  of alternatives,  including the acquisition of additional  securities of the Issuer or the  disposition  of  securities  of the  Issuer  in the  open  market  or in privately negotiated transactions. She may also explore other alternatives with respect to her  investments  in the  shares,  including  but not limited to an extraordinary corporate transaction involving the Issuer, changes in the present board of  directors  or  management  of the Issuer,  or changes in the  Issuer's business or corporate  structure.  Although the  foregoing  reflects  activities presently  contemplated  by her with  respect to the Issuer,  the  foregoing is subject to change at any time, and there can be no assurance that she will take any of the actions referred to above.

                                                                     Page 4 of 8

Except as set forth in the preceding  paragraph,  as of the date hereof, she does not have any plan or proposal that relates to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e	Any material change in the present capitalization or dividend policy of the Issuer;

(f	Any other material change in the Issuer's business or corporate structure;

(g	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j	Any action similar to any of those enumerated above.

Notwithstanding the foregoing, she reserves the right to effect any such actions as she may deem necessary or appropriate in the future.

Item 5.     Interest in Securities of the Issuer

     Mrs. Zucker and such entities own, in the aggregate,  553,500 shares,  or 5.1%, of the Issuer's  common stock.  Mrs.  Zucker,  individually or as the owner or controlling person of such entities, has sole voting,  investment and dispositive  power with respect to those shares.

     The  following  table  lists  all  of  the  transactions  in  the  Issuer's securities  effected in the sixty days  preceding the date of this  statement by Mrs. Zucker and the other entities.  The transactions listed were all purchases.  All of the transactions were effected through brokers.

                                                                     PAGE 5 OF 8

	Number of	Price
Date	Shares	per Share
8/12/2011	1,200	25.6899
8/12/2011	900	25.6999
8/12/2011	3,000	25.7000
8/12/2011	451	25.4900
8/12/2011	1,919	25.4443
8/12/2011	100	25.7000
8/12/2011	2,500	25.4000
8/12/2011	1,508	25.4500
8/12/2011	1,000	25.6962
8/11/2011	1,958	25.5000
8/10/2011	1,175	25.4000
8/10/2011	6,767	25.4500
8/9/2011	2,500	24.9000
8/9/2011	2,500	25.0000
8/9/2011	1,100	25.1886
8/9/2011	5,800	25.4000
8/8/2011	5,000	25.4994
8/8/2011	5,348	25.5000
8/8/2011	2,013	25.5000
8/8/2011	5,000	25.4000
8/8/2011	10,000	25.3995
8/8/2011	2,000	25.4495
8/8/2011	5,000	25.4948
8/8/2011	5,000	25.3476
8/8/2011	1,052	25.5000
8/8/2011	200	25.4500
8/8/2011	4,400	25.4173
8/8/2011	4,187	25.4916
8/5/2011	2,900	25.4000
8/5/2011	5,000	25.4000
8/5/2011	695	25.4000
8/5/2011	5,000	25.5000
8/5/2011	1,300	25.4985
8/5/2011	5,005	25.6966
8/5/2011	3,207	25.3800
8/4/2011	715	25.5000
8/3/2011	4,220	25.3500
8/3/2011	10,000	25.4500
8/3/2011	2,100	25.4500
8/3/2011	5,000	25.2496

                                                                     PAGE 6 OF 8

	Number of	Price
Date	Shares	per Share

8/2/2011	5,784	25.4800
8/2/2011	2,525	25.4815
8/2/2011	2,500	25.4800
8/2/2011	830	25.5069
8/2/2011	2,475	25.4500
8/2/2011	7,500	25.3900
8/2/2011	780	25.3449
7/29/2011	4,763	25.4773
7/29/2011	638	25.5055
7/29/2011	555	25.5000
7/29/2011	300	25.4800
7/29/2011	1	25.4750
7/29/2011	800	25.5300
7/29/2011	2,528	25.5500
7/29/2011	3,564	25.4771
7/28/2011	200	25.4000
7/28/2011	37	25.5000
7/28/2011	7,621	24.9824
7/27/2011	2,155	26.0000
7/27/2011	2,051	26.0299
7/27/2011	2,900	26.0398
7/27/2011	5,000	26.0062
7/27/2011	8,000	26.0000
7/27/2011	20,000	25.9996
7/27/2011	1,400	25.9964
7/27/2011	1,500	25.9585
7/27/2011	3,149	26.0000
7/27/2011	5,900	26.0303
7/27/2011	900	26.0398
7/27/2011	1,100	25.9764
7/27/2011	900	26.0022
7/27/2011	10,578	25.9992
7/27/2011	700	26.0114
7/27/2011	500	26.0000
7/27/2011	601	26.0433
7/26/2011	2,600	25.9904
7/26/2011	4,048	26.0000
7/26/2011	2,400	25.9900
7/26/2011	400	25.9425
7/26/2011	900	26.0000
7/26/2011	4,470	26.0062
7/26/2011	2,775	26.0500
6/27/2011	7,822	25.4942

                                                                     PAGE 7 OF 8

Item 6.  Contracts,  Arrangements,  Understandings or Relationships with Respect to Securities of the Issuer

         Not applicable.

Item 7.  Material to Be Filed as Exhibits

         None.

                                                                     PAGE 8 OF 8

                                    Signature

After  reasonable  inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 18, 2011

                                   s/Anita G. Zucker
                                   ---------------------------------------------
                                   Anita G. Zucker